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May 20, 2010

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Louise Dorsey, Associate Chief Accountant
Tom Kluck, Branch Chief
Erin Martin, Attorney-Advisor
Cicely LaMothe, Accounting Branch Chief
Yolanda Crittendon, Staff Accountant

Re:	Hudson Pacific Properties, Inc.
Registration Statement on Form S-11
File No. 333-164916

Ladies and Gentlemen:

On behalf of Hudson Pacific Properties, Inc. (the “Company,” or “Hudson”), we are submitting this letter in connection with ongoing inquiries and discussions with the Staff regarding the Company’s analysis as to the identification of the accounting acquirer for purposes of applying FASB Accounting Standards Codification Section 805, Business Combinations (“ASC 805”). The analysis in this letter supersedes the Company’s previous analyses with regard to this topic.

In this letter to the Staff, we will be providing our thoughts and conclusions as to the identification of the accounting acquirer as a result of the Company’s initial public offering (“IPO”) and related formation transactions (collectively, the “IPO and Formation Transactions”). To determine which entity is the accounting acquirer for purposes of the IPO and Formation Transactions, we have considered both ASC 805 and SEC Staff Accounting Bulletin No. 97, Interpretations of SAB No. 48 (Transfers of Nonmonetary Assets by Promoters or Shareholders) and APB Opinion No. 16 (Business Combinations) (“SAB 97”). Based on this analysis, the Company has concluded that the IPO and Formation Transactions should be treated in part as a transaction among entities under common control (i.e., no business combination) and in part as an acquisition of assets that were not previously under common control (i.e., a business combination). The foregoing analysis and related conclusions will be discussed in Alternative A below. At the request of the Staff, we have also analyzed an alternative position (discussed within Alternative B below) regarding the identity of the potential accounting acquirer, which is a result of viewing the IPO and Formation Transactions as a single business combination without any transaction among entities under common control. While both Alternatives A and B result in a loss in control of the assets being contributed/acquired as a result of the IPO and Formation Transactions, the alternatives differ because Alternative A focuses on “to who” controls the assets being contributed as part of the IPO and Formation Transactions and “who” is sponsoring the IPO and Formation Transactions as well as the actual “substance” (or lack thereof) of the REIT entity prior the contribution of any of the assets, while the alternative position treats the sale of a majority of the stock of the REIT to the public as dispositive of the issue and results in the REIT being treated as the accounting acquirer.

A. Background

To assist the Staff in further understanding the IPO and Formation Transactions and their related components, we are providing an overview of a typical REIT IPO and typical formation transactions as well as a detailed recitation of the relevant facts relating to the Company’s IPO and Formation Transactions.

1. Typical REIT IPO and Formation Transactions Overview

A typical REIT IPO and related formation transactions have the following elements that are cross-conditioned and occur more or less simultaneously at the closing of the IPO. The first element is that a sponsoring individual or control group identifies a property or group of properties that it intends to recapitalize. This initial group of properties is typically controlled by the sponsoring individual or control group. The next element is that the sponsoring individual or control group creates the “vehicle” that will be used to issue equity and will be the continuing entity after the completion of the IPO and formation transactions, which, for purposes of this letter, will be referred to as the “REIT.” The third element is that the sponsoring individual or group, which in almost all cases is the control group, engage in the related activities that will be required for the REIT to raise equity in the IPO and formation transactions, which include, among other things, engaging lawyers, accountants and investment bankers, arranging post-IPO financing, obtaining consents from the current owners of the contributed assets, registering the equity with the Securities and Exchange Commission, identifying the post-IPO board members for the REIT, and ultimately determining the pricing of the IPO and formation transactions. A fourth element sometimes occurs pursuant to which properties are identified for acquisition by the REIT in third-party, arms-length transactions, which are contingent on completion of the IPO. After the pricing of the public equity of the REIT in the IPO has been completed, (1) the sponsoring properties are contributed into the operating partnership subsidiary of the newly formed REIT, (2) the REIT or its operating partnership subsidiary issues equity to the property contributors in exchange for the contributed properties, (3) the REIT consummates the issuance of equity to the public in exchange for cash, and (4) the REIT uses the cash proceeds received to either repay debt, buy-out property contributors, acquire properties identified prior to the IPO or some combination thereof. All four of these final steps occur substantially concurrently with the closing of the IPO (i.e., the overall transaction is intended to occur either in its entirety or not at all).

2. Summary of Hudson IPO and Formation Transactions

a. Predecessor Entities

As discussed in the Registration Statement, the Company’s predecessor (the “Predecessor”) for accounting purposes includes SGS Realty II, LLC, HFOP City Plaza, LLC and Sunset Bronson Entertainment Properties, LLC (the “Predecessor Entities”). These entities, in turn, own the following assets—Sunset Gower Studios, Technicolor Building, Sunset Bronson Studios, and City Plaza, which are referred to herein as the “Predecessor Assets.” Each of these Predecessor Entities is controlled and predominately owned (between 98.4% and 99.1%) by investment funds affiliated with Farallon Capital Management, L.L.C. (“Farallon”), which we refer to as the “Farallon Funds.” The Farallon Funds’ control of each of the Predecessor Entities is substantiated in their respective LLC Agreements in accordance with ASC Section 810-20-25 (EITF 04-5). The Farallon Funds’ control of the Predecessor Entities is based on Farallon’s unilateral and unencumbered right to remove and replace the administrative member, Hudson Capital, LLC, as the administrative member and asset manager of each of the Predecessor Entities. Historical consolidated financial statements for the Farallon Funds would include all of the entities identified in the first two sentences in this paragraph. Farallon Partners, L.L.C. is the controlling general partner in each of the Farallon Funds and would include the Farallon Funds in its historical consolidated financial statements under U.S. generally accepted accounting principles (“GAAP”). Further, each of the Predecessor Entities is also minority owned (between 0.9% and 1.6%) and administratively managed by Hudson Capital, LLC. As such, each of the Predecessor Entities are under common control and common management and have therefore been combined, and are referred to hereinafter, as the Predecessor.

b. Howard Street Associates, LLC

One of the non-predecessor entities, Howard Street Associates, LLC, is owned 94% by the Farallon Funds and 6% by an unrelated entity that acts as the developer, property manager and administrative member of the LLC. Howard Street Associates, LLC is controlled by the Farallon Funds as all major decisions that impact the operations and success of the entity are controlled by the Farallon Funds through override provisions in the LLC Agreement of Howard Street Associates, LLC. This entity has not been combined with the Predecessor since it is managed by a third party entity that is unrelated to Hudson Capital, LLC, the manager of each of the Predecessor Entities. Howard Street Associates, LLC will hereinafter be referred to as the “Howard Street Asset.”

c. The REIT – Hudson Pacific Properties, Inc.

With the direction and approval of Farallon Partners, L.L.C., the Predecessor’s management team (more specifically, Victor J. Coleman) formed the REIT (i.e., Hudson), and Hudson Pacific Properties, L.P. (the “Operating Partnership”) for the sole purpose of effecting the formation transactions, the IPO and the concurrent private placement. Prior to the formation transactions, the IPO and the concurrent private placement, the REIT has only $1,000 in assets and $1,000 in equity. As of that time, the REIT (1) has been capitalized with a nominal amount of cash, (2) has no commitments, obligations, or assets that change in value and (3) can be liquidated unilaterally simply by returning its nominal cash capital to its owner. As a result, the REIT is a transitory entity until the substantive transactions described below in connection with the contemplated IPO and Formation Transactions occur. Under the unilateral direction and approval of Farallon Partners, L.L.C. through the Farallon Funds, the Predecessor’s management team (specifically the management team of Hudson Capital, LLC, the current manager of the Predecessor Entities) will be working to effect the contemplated IPO and Formation Transactions throughout the remainder of the IPO registration process. Upon completion of the IPO and Formation Transactions, and from that time on, on behalf of and at the discretion of the REIT, the former management team of Hudson Capital, LLC will manage the REIT’s assets.

d. Other Entities to be Acquired

Four additional entities—the Del Amo Fashion Center Operating Company, LLC; GLB Encino, LLC; Glenborough Tierrasanta, LLC; and Hudson Capital, LLC—will be contributed/acquired as part of the IPO and Formation Transactions. None of these entities are under the common control of the Farallon Funds or Farallon Partners, L.L.C. The current owners of these entities represent approximately 27.1% of the estimated pre-IPO gross asset values (less pre-IPO debt) and will receive approximately 6% of the REIT’s post-IPO equity on a combined basis. Further, no individual non-predecessor entity represents more than 3.8% of the REIT’s equity, post-IPO. These four entities will be referred to hereinafter as the “Acquired Entities,” and the assets owned by such entities will be referred to as the “Acquired Assets.”

e. Summary Table of Pre- and Post- IPO Transaction

The estimated fair value of the assets and equity of each of the Predecessor, the Howard Street Asset and the Acquired Entities are summarized as follows:

Entities/Assets	Number of Assets	Estimated Gross Asset Values	Estimated Gross Asset Values Less Pre-IPO Debt ($’s)	Estimated Gross Asset Values Less Pre-IPO Debt (%’s)	Estimated Post-IPO Equity Ownership %
Contributed Assets
The Predecessor (A)	3	$304,623	$152,623	68.9%	34.9%
Howard Street Associates, LLC (B)	1	50,000	9,000	4.1%	2.1%
Del Amo Fashion Center Operating Company, LLC (C)	1	27,500	27,500	12.4%	0.0%
Glenborough Tierrasanta, LLC / GLB Encino LLC (D)	2	80,820	23,520	10.6%	3.7%
Hudson Capital, LLC (E)		9,000	9,000	4.1%	2.1%
Total contributed assets	7	$471,943	$221,643	100.0%	42.8%

REIT IPO/Private Placement
Concurrent private placement (F)					4.6%
Planned IPO					52.6%
Total REIT equity raised					57.2%

Total Newco					100%

(A)	The Predecessor consists of three properties owned approximately 98% to 99% by the Farallon Funds and 1% to 2% by Hudson Capital, LLC, and is controlled by the Farallon Funds.
(B)	Howard Street Associates, LLC consists of one property owned 94% by the Farallon Funds and 6% by an unrelated third party and is controlled by the Farallon Funds.
(C)	Del Amo Fashion Center Operating Company, LLC consists of one property owned 23% by the Farallon Funds and 77% by unrelated third parties. This entity is jointly controlled by the Farallon Funds and the unrelated parties.
(D)	The Glenborough Tierrasanta, LLC/GLB Encino LLC entities own two properties and are owned and controlled by the Morgan Stanley Real Estate Funds.
(E)	Hudson Capital, LLC is owned by Victor J. Coleman and Howard S. Stern.
(F)	The concurrent private placement will be made to Victor J. Coleman and the Farallon Funds.

f. Summary of the Formation Transactions

The Hudson IPO and Formation Transactions follows the “typical” REIT IPO and formation transaction structure described above. Specifically, the various ownership interests of the Predecessor, the Howard Street Asset and the Acquired Entities have all consented to the inclusion of their ownership interests into the formation transactions, which will essentially occur simultaneously with the IPO and the concurrent private placement. In the IPO and Formation Transactions, the REIT will (1) issue shares of its common stock and/or units in the Operating Partnership to the Farallon Funds, and certain owners of the Acquired Entities pursuant to the formation transactions and (2) issue shares of its common stock to new public stockholders in the IPO. In connection with the formation transactions, the REIT or its Operating Partnership subsidiary will receive the assets of each of the Predecessor, the Howard Street Asset and the Acquired Entities, together with assumed debt on certain of the foregoing assets. IPO proceeds will be used (1) to repay certain debt encumbering the Predecessor Assets and the Howard Street Asset, (2) to acquire a portion of the ownership interests in the Acquired Entities (the remainder of such interests are being contributed to the Operating Partnership in exchange for equity) and (3) for general working capital purposes of the new public company, including, among other things, funding capital expenditures, tenant improvements, leasing commissions and potential future acquisitions.

Upon completion of the formation transactions, the REIT will have a controlling financial interest in the Operating Partnership. The Operating Partnership, in turn, will own all the assets of the Company. On a fully-converted basis, the controlling interest of the Predecessor, the Farallon Funds, will have the largest minority voting interest of the combined entity (currently estimated to be 41.6% on a fully-diluted basis, which consists of a 34.9% interest from the Predecessor, a 2.1% interest received from Howard Street Associates, LLC and a 4.6% interest received from the concurrent private placement) upon completion of the formation transactions, the IPO and the concurrent private placement. As discussed above, the Farallon Funds are controlled by Farallon Partners, L.L.C., their general partner. As such, Farallon Partners, L.L.C. would have the ability to vote the equity interests in “concert” and, therefore, have the ability to significantly influence the REIT and the Operating Partnership.

B. Alternative A – Combination of Entities Under Common Control

Pursuant to FASB ASC 805-50-15-6 paragraph a., an example of transactions between entities under common control includes an entity that “charters” a newly formed entity and then transfers some or all of its net assets to that newly formed entity. This is exactly the fact pattern that is occurring in the Hudson IPO and Formation Transactions. In the Hudson IPO and Formation Transactions, Victor J. Coleman (i.e., management of the Predecessor) created the REIT and the Operating Partnership, with the approval and at the direction of Farallon Partners, L.L.C., for the purpose of effecting the contribution of the Farallon Funds’ net assets in the Predecessor as well as their net assets in the Howard Street Asset in exchange for equity in the REIT and/or the Operating Partnership. As such, we believe the reorganization and contribution of the entities controlled by the Farallon Funds in connection with the IPO and Formation Transactions is a combination of entities under common control and, therefore, not a business combination under ASC Section 805. The creation of the REIT, the decision to contribute the Predecessor and the Howard Street Asset into the REIT concurrently with the consummation of the IPO, and the decision to initiate the IPO at all, was made and controlled unilaterally by Farallon. Because of its unilateral nature, we do not believe this reorganization is a substantive transaction and thus, we believe it should be accounted for at the Predecessor’s basis.

In contrast to the Predecessor and the Howard Street Asset, the Acquired Entities are not controlled by the Farallon Funds or Farallon Partners, L.L.C. prior to their acquisition. Therefore, at the Staff’s request, we have completed an analysis to confirm our conclusion that one of the Farallon-controlled entities, in particular SGS Realty II, LLC, is the acquirer of the Acquired Entities, rather than any of the prior owners of the Acquired Entities being the acquirer of the Predecessor and the Howard Street Asset. Furthermore, at the Staff’s request, we have evaluated whether the REIT should be considered the acquirer of all the subject assets (i.e., the Predecessor, the Howard Street Asset and the Acquired Entities). Each of these possibilities is examined in detail in Alternative B below.

C. Alternative B – The REIT or Other Entity as Accounting Acquirer

1. Should the REIT be Considered to be the Accounting Acquirer of all Subject Assets?

As mentioned above, the previous owners of the Predecessor Assets, the Howard Street Asset and the Acquired Entities will lose control of the assets upon completion of the IPO. This loss of control could be interpreted on a very literal basis to result in a business combination, and in accordance with ASC Section 805-10-55-10, the REIT would be determined to be the accounting acquirer in this business combination. This conclusion would depend solely on the premise that the controlling financial interest is now being held by the REIT’s public stockholders and that those stockholders have gained control of the assets.

However, we do not believe that a business combination has occurred as it relates to the Predecessor and the Howard Street Asset, nor do we believe that the REIT is an acquirer as defined in ASC 805 or based on the guidance in SAB 97. The REIT is a vehicle established under the unilateral control of Farallon to combine and then sell a portion of its controlled assets. The public owners of the REIT will be comprised of numerous unrelated individual investors. None of these investors independently will control the REIT and the public investors will not constitute a collaborative group. Indeed, the REIT’s charter will contain an ownership limit, limiting any single public stockholder to an ownership percentage in the REIT of less than 9.8%. As such, we do not see a rationale for suggesting that the REIT should apply purchase accounting to the Predecessor Assets and the Howard Street Asset, as they will not be controlled after the IPO by the public stockholders.

SAB 97 addresses when two or more businesses combine in a single business combination just prior to or contemporaneously with an IPO. In particular, SAB 97 indicates that the combination of two or more businesses should be accounted for in accordance with ASC Section 805, Business Combinations. Pursuant to SAB 97, even when no combining company’s shareholders obtain more than 50% of the combined company’s outstanding shares, one of the combining companies must be identified as the accounting acquirer. SAB 97 presumes that the combining company whose shareholders receive the largest ownership interest in the combined company is the accounting acquirer, unless objective and verifiable evidence rebuts that presumption. Purchase accounting is applied to all of the acquired companies, resulting in the assets and liabilities of the acquired companies generally being recorded at fair value. Assets contributed by the shareholder identified as the accounting acquirer should retain their predecessor basis.

We believe SAB 97 applies to the IPO and Formation Transactions, which is a combination by Farallon of entities it controls and predominantly owns, plus the roll-up of entities that Farallon has agreed to acquire concurrently with the consummation of the IPO. For accounting purposes, this, in substance, requires the contribution of the Predecessor and Howard Street Asset to the REIT to be accounted for at predecessor basis and the contribution of the Acquired Entities to be accounted for at Farallon’s new basis in the Acquired Entities as a result of applying purchase business combination accounting to Farallon’s concurrent acquisition of the Acquired Entities. The subsequent IPO also should be accounted for in accordance with its substance – a capital raising transaction (i.e., the issuance of REIT equity for cash).

More generally, a view that the REIT should be considered the accounting acquirer would conflict with established, long-standing practice that has been applied in the accounting treatment of numerous IPO transaction structures, both before and after the effectiveness of ASC Section 805. The Staff has asked whether new basis (purchase accounting) should be applied to all assets contributed to the REIT. That accounting would ignore the fact that the Predecessor and Howard Street Asset have been controlled by Farallon before the IPO and Formation Transactions. Consider a simple illustration of a carved-out business that is transferred into a new entity by its owner. The owner then effects an IPO of the new entity, after which the owner (which thereafter is only a partial owner) does not control the new entity or the carved-out assets. Treating the new IPO entity as the accounting acquirer would require a new basis in all carved-out assets as of the date of the IPO. We respectfully submit, however, that there are a number of recent IPO transactions (i.e., transactions completed after the effectiveness of ASC Section 805) and older IPO transactions (i.e., transactions completed before the effectiveness of ASC Section 805) where predecessor basis in the carved-out assets was carried into the IPO entity. In fact, we are not aware of any such transaction being accounted for otherwise. The general reason is that, in long-standing practice, public investors, which by definition are disparate, independent and unrelated, are not considered under GAAP to be accounting acquirers within the scope of purchase business combination accounting. Transactions such as the one illustrated are accounted for as capital raising transactions. We believe that the concepts described by this illustration are directly applicable to the subject transaction insofar as accounting for the Predecessor and Howard Street Asset is concerned.

From an investor perspective, it is the case that under the principles of ASC Section 810, the owner in the illustration above, or Farallon in the subject transaction, would establish a new basis in any remaining investment in the assets that are part of the new entity or REIT, respectively. Also, the new public investors would establish new, initial bases in their proportionate share of the assets of the new IPO entity (or REIT). However, without a large collaborative group as described in ASC Section 805-50-S99, pushdown of these new bases is prohibited. And public investors, by definition, are not part of a collaborative group; thus, pushdown accounting would not be permitted.

The consequence of interpreting that a loss in control results in (1) a business combination among the shell-REIT and all the assets being contributed to that shell-REIT and (2) the REIT being designated the accounting acquirer, would require marking all pre-IPO assets to their fair value in every REIT IPO transaction completed subsequent to January 1, 2009. As discussed above, this interpretation would even impact situations where a group of legacy assets was entirely owned and controlled by one individual, and those legacy assets were contributed to the REIT vehicle solely for the purpose of facilitating an IPO, which we do not believe is the intention, nor the correct interpretation, of ASC Section 805 and SAB 97 for the reasons discussed above.

2. Farallon vs. Owners of the Acquired Entities Accounting Acquirer Analysis

a. Summary

We have further analyzed whether any of the previous owners of the Acquired Entities would be the accounting acquirer. For purposes of this analysis solely, we have viewed the Farallon controlled entities as a single entity since the purpose of this analysis is to determine whether any of the owners of the Acquired Entities would be considered the accounting acquirer. We also have not included the REIT in this analysis since it was separately considered in the preceding section. Our analysis goes through each of the qualitative factors outlined in ASC Sections 805-10-55-10 through 15. To facilitate the Staff’s review of this conclusion, set forth below is a table that quickly summarizes the Company’s analysis of each of the various ASC subsections with the “A” denoting the conclusion as to the accounting acquirer for that particular sub-section. Additional analysis of each ASC subsection and an explanation of the Company’s conclusions follow immediately after the table below.

	Farallon Controlled Entities				Acquired Entities
ASC Section 805-10	SGS Realty II	Sunset Bronson	HFOP City Plaza	Howard Street Associates	Del Amo Fashion Center	Glenborough Tierrasanta	GLB Encino	Hudson Capital, LLC
55-10	Not Determinative
55-11	A
55-12a	A
55-12b	A
55-12c	Not Determinative
55-12d	A							A
55-12e	Not Applicable
55-13	A
55-14	A							A
55-15	A				A	A	A	A

b. ASC Section 805-10-55-10

Paragraph 805-10-25-5 provides that the guidance in Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

As noted above and throughout our previous discussions and correspondence with the Staff, the identification of the accounting acquirer is not clear by applying the overriding change in control concept since, even though there has been a “loss in control” as noted above, there has not been a change in control because no one individual or group controls the REIT subsequent to the IPO and Formation Transactions and it can not be presumed that the public shareholders would act as a collaborative group. As such, since the accounting acquirer under ASC 805-10-55-10 is not determinative, we have analyzed the accounting acquirer pursuant to the guidance set forth under ASC 805-10-55-11 through 15.

c. ASC Section 805-10-55-11

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

As consideration for the equity interests of Acquired Entities to be contributed to/acquired by the REIT in the formation transactions, the REIT, at Farallon’s direction, will issue shares of its common stock and cause the Operating Partnership to issue preferred and common operating partnership units, as well as assume debt currently encumbering the properties. The REIT will then issue shares of its common stock for cash in the IPO and concurrent private placement. The cash will be used primarily to repay debt encumbering the properties, as well as to pay a portion of the consideration for the GLB Encino, LLC, and Glenborough Tierrasanta, LLC entities and to purchase the interests in the Del Amo Fashion Center Operating Company, LLC.

Because Farallon is directing the REIT to transfer cash and assume liabilities in the formation transactions, under the criteria of ASC 805-10-55-11, one of the Farallon entities would be considered the accounting acquirer.

d. ASC Section 805-10-55-12

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Based on the equity retained by Farallon in comparison to the owners of the Acquired Entities discussed above, one of the Farallon entities would be considered the accounting acquirer.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

As noted above, the Farallon Funds will have an approximately 41.6% voting interest, on a fully-diluted basis, in the REIT post-closing of the IPO. Disregarding the shares acquired in the concurrent private placement, in exchange for their interests in Predecessor and the Howard Street Asset, the Farallon Funds will receive equity representing approximately a 37.0% voting interest in the REIT on a fully-diluted basis. Accordingly, ASC 805-10-55-12b indicates that one of the Farallon entities would be considered the accounting acquirer.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

In the absence of voting agreements or special charter provisions giving persons or entities special post-closing board designation rights, neither of which is present in our transaction, the power to elect and remove a majority of the REIT’s board of directors rests with its stockholders. Accordingly, since there can not be a presumption of collaboration amongst the REIT’s stockholders, none of the entities would be considered the accounting acquirer based on this criteria.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Each of the Predecessor entities is managed by Hudson Capital, LLC, and that management team will be the Company’s management team upon completion of the formations transactions, the IPO and the concurrent private placement. Based on the criteria of ASC 805-10-55-12d, either Hudson Capital, LLC or one of the Predecessor entities would be considered the accounting acquirer.

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

None of the entities will be paying a premium over the precombination fair values of the equity interests of the other combining entities.

e. ASC Section 805-10-55-13

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Among the entities participating in the formation transactions and as noted above, SGS Realty II, LLC is the largest by a variety of measures. For example, as summarized in table below, SGS Realty II, LLC represented approximately 39% of the estimated combined historical gross real estate value of the entities participating in the formation transactions, and approximately 40% of the total revenues generated by those entities during 2009:

	Historical Gross Real Estate	%	Total Revenues	%
SGS Realty II, LLC	$202,176	39%	$22,006	40%
Suset Bronson Entertainment Properties, LLC	112,495	22%	12,535	23%
HFOP City Plaza, LLC	51,743	10%	4,796	9%
Howard Street Associates, LLC	62,510	12%	2,243	4%

Total Farallon Entities	$428,924	82%	$41,580	75%

Glenborough Tierrasanta LLC	$12,455	2%	$2,014	4%
GLB Encino LLC	59,452	11%	8,033	14%
Del Amo Fashion Center Operating Company	20,748	4%	2,499	4%
Hudson Capital LLC	—	0%	1,431	3%

Total Acquired Entities	$92,655	18%	$13,977	25%

Total	$521,579		$55,557

Based on the foregoing and the criteria outlined in ASC 805-10-55-13, SGS Realty II, LLC, a Farallon-controlled entity, would be the accounting acquirer consistent with our conclusions under SAB 97.

f. ASC Section 805-10-55-14

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

As disclosed in the Registration Statement, Messrs. Coleman and Stern are “promoters” in connection with the public offering. They, at the direction and approval of Farallon, initiated and are sponsoring the formation transactions and registration process. Messrs. Coleman and Stern are principals of Hudson Capital, LLC, which, in turn, is the managing member and a minority owner of the entities comprising the Predecessor. Accordingly, the active role taken by Messrs. Coleman and Stern would suggest that Hudson Capital, LLC or one or more of the Predecessor entities would be considered the accounting acquirer.

g. ASC Section 805-10-55-15

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

As indicated in comment #20 from the Staff’s letter to the Company dated May 3, 2010, underlying the guidance in ASC 805-10-55-15 is an inquiry into whether an entity formed to effect a business combination has “substance.” Entities that merely issue equity are better viewed as pure conduits for a deal, while entities that will pay cash consideration and assume liabilities that will be managed and repaid going forward may be viewed as having real economic significance. As noted above, the Company and the Operating Partnership will issue equity, pay cash and assume debt as consideration for the properties being contributed. As described above, the REIT in this transaction is solely a vehicle used to effect this transaction since the creation of the REIT, the decision to contribute the Predecessor and the Howard Street Asset into the Operating Partnership concurrently with the consummation of the IPO, and the decision to initiate the IPO at all, was made and controlled unilaterally by Farallon. Based on the foregoing, the REIT truly lacks substance and as such, one of the other existing entities would be considered the accounting acquirer under ASC 805-10-55-15.

h. Conclusion

Based on the foregoing analysis, we continue to believe that one of the Farallon entities, more specifically SGS Realty II, LLC, would be the accounting acquirer as opposed to one of the owners of the Acquired Entities.

D. Conclusion

As noted in our discussion above, the management team of Hudson Capital, LLC (specifically Victor J. Coleman) created the REIT and the Operating Partnership, with the approval and at the direction of Farallon Partners, L.L.C., for the purpose of effecting the contribution of the Farallon Funds’ net assets in the Predecessor as well as their net assets in the Howard Street Asset in exchange for equity in the REIT or the Operating Partnership. The creation of the REIT, the decision to contribute the Predecessor and Howard Street Asset to the REIT concurrently with the consummation of the IPO, and the decision to initiate the IPO was made and controlled unilaterally by Farallon. Because of its unilateral nature, we do not believe this reorganization is a substantive transaction and, thus, we believe the reorganization and contribution of the Farallon-controlled entities in connection with the IPO is a combination of entities under common control, not a business combination under ASC Section 805.

Pursuant to our analysis, we also have determined that the proposed acquisitions of the Acquired Entities as part of the formation transactions results in a change in control of those entities, and should be accounted for as a business combination in accordance with ASC Section 805. In making that determination, we also gave detailed consideration as to whether any of the prior owners of the Acquired Entities could be deemed the acquirer of the Predecessor and Howard Street Asset, which possibility was ultimately rejected (pursuant to the analysis set forth above).

Furthermore, as part of our analysis we evaluated whether the REIT should be considered the acquirer of all the subject assets (i.e. the Predecessor, Howard Street Asset and Acquired Entities). Following that evaluation, we concluded that the REIT is not the acquirer as defined in ASC 805 or based on the guidance in SAB 97 since the REIT has no substance and is simply a vehicle established under the unilateral control of Farallon to combine and then sell a portion of its controlled assets. The public owners of the REIT will be comprised of various unrelated individual investors and, as a result, there has been no change in control since none of these investors will control the REIT and, as a group or groups, the public investors will not constitute a collaborative group as described in ASC Section 805-50-S99.

*            *             *

If the Staff has additional questions about the foregoing analysis or differing views as to the application of the relevant accounting literature, we, the Company and its outside accounting advisers would appreciate an opportunity to discuss the matter with the Staff.

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

cc:	Victor J. Coleman, Hudson Pacific Properties, Inc.
Kenneth Marceron, Ernst & Young LLP
David Cormack, Ernst & Young LLP
Gregory Feng, Ernst & Young LLP
Bradley A. Helms, Esq., Latham & Watkins LLP
David W. Bonser, Esq. Hogan Lovells US LLP
Samantha S. Gallagher, Esq. Hogan Lovells US LLP